15048276

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cohen & Steers Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

COHEN & STEERS SECURITIES, LLC
(SEC I.D. No. 8-44123)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * * *

This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

COHEN & STEERS SECURITIES, LLC

TABLE OF CONTENTS

Deloitte.

RECEIVED
2015 FEB 26 PM 2:41
SEC / MR

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4317
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Cohen & Steers Securities, LLC
New York, NY

We have audited the accompanying statement of financial condition of Cohen & Steers Securities, LLC (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Cohen & Steers Securities, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2015

COHEN & STEERS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	4,302,646
Accounts receivable		1,210,020
Deferred commissions - net of accumulated amortization of $829,472		1,112,005
Due from affiliate		216,947
Other assets		65,634
Total assets	$	6,907,252

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Distribution and service fees payable	$	2,120,291
Due to affiliate		436,011
Due to parent		214,649
Accrued expenses and other liabilities		51,962
Total liabilities		2,822,913
Member's equity		4,084,339
Total liabilities and member's equity	$	6,907,252

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

Cohen & Steers Securities, LLC (the "Company") is a Delaware single member limited liability company and is a wholly-owned subsidiary of Cohen & Steers Capital Management, Inc. (the "Parent"), a New York corporation. The Parent is a wholly-owned subsidiary of Cohen & Steers, Inc. ("CNS"), a Delaware corporation. The Company is a registered broker/dealer. The regulation of broker/dealers has been delegated by the federal securities laws to the Financial Industry Regulatory Authority ("FINRA"), which conducts periodic examinations of their operations. The Company is the distributor of certain of the Parent's sponsored funds ("Funds").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statement. Management believes the estimates used in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash equivalents consist of short-term, highly liquid investments, which are readily convertible into cash and have original maturities of three months or less.

Accounts Receivable—Accounts receivable consists of amounts due from the Funds.

Fair Value—The Accounting Standards Codification specifies a hierarchy of valuation classifications based on whether the inputs to the valuation techniques used in each valuation classification are observable or unobservable. These classifications are summarized in the three broad levels listed below:

- Level 1—Unadjusted quoted prices for identical instruments in active markets.
- Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable.
- Level 3—Valuations derived from valuation techniques in which significant inputs or significant value drivers are unobservable.

Inputs used to measure fair value might fall in different levels of the fair value hierarchy, in which case the Company defaults to the lowest level input that is significant to the fair value measurement in its entirety. These levels are not necessarily an indication of the risk or liquidity associated with the investments.

As of December 31, 2014, approximately $1,984,000 of money market funds was recorded within cash and cash equivalents on the Company's statement of financial condition. Money market funds are actively traded and are valued at their closing net asset value and are categorized as Level 1 in the fair value hierarchy.

Deferred Commissions—Deferred commissions consist of sales commissions paid in advance to broker/dealers in connection with the sale of certain classes of shares of Parent-sponsored open-end load mutual funds and are capitalized and amortized over the period during which redemption by the purchasing shareholder would be subject to a contingent deferred sales charge, which period does not exceed one year from the date of purchase. Deferred commissions are reviewed for impairment annually and whenever events or changes in circumstances indicate the carrying value of the assets may be impaired. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss would be recognized to the extent the carrying value of such asset exceeded its fair value.

Distribution and Service Fees Payable—Distribution and service fees payable represent amounts payable to qualified dealers/institutions for distribution and service fees expense.

Recently Issued Accounting Pronouncements—In August 2014, the Financial Accounting Standards Board ("FASB") issued new guidance regarding disclosure of going concern uncertainties in the financial statements. The guidance requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued at each annual and interim reporting period. This new guidance will be effective for the Company in 2017. The Company does not anticipate that the adoption of this new guidance will have a material impact on the Company's statement of financial condition.

In December 2013, the FASB issued new guidance to provide a single definition of public business entity for use in future financial accounting and reporting guidance. The guidance specifies that an entity that is required by the Securities and Exchange Commission ("SEC") to file or furnish financial statements with the SEC, or does file or furnish financial statements with the SEC, is considered a public business entity. Additionally, a consolidated subsidiary of a public company is not considered a public business entity for purposes of its standalone financial statements other than those included in an SEC filing by its parent or by other registrants or those that are issuers and are required to file or furnish financial statements with the SEC. This new guidance was effective for all accounting updates starting in 2014. The Company is considered a public business entity as a result of this new guidance. The adoption of this new guidance did not have a material impact on the Company's statement of financial condition.

3. CONCENTRATION OF CREDIT RISK

The Company's cash and cash equivalents are principally held at two major financial institutions. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations.

4. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires that it maintain minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness as defined by the Rule. As of December 31, 2014, the Company's net capital was approximately $1,440,000, which was approximately $1,281,000 in excess of its minimum requirement. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital of a broker/dealer is less than the amount required under the Rule and requires prior notice to the SEC for certain withdrawals of capital. The Company's aggregate indebtedness to net capital ratio was 1.66 to 1 as of December 31, 2014.

5. RELATED PARTY TRANSACTIONS

The Company is the distributor of the Funds. The Company reimburses certain expenses incurred by the Parent and CNS on its behalf. In addition, for administrative convenience, the Parent will disburse funds on behalf of itself and the Company pursuant to a service level agreement. The Parent and CNS allocated to the Company expenses related to compensation and benefits of certain functions, rent and other expenses as defined in the Company's "Expense Allocation Agreement" by and among the Company, the Parent and CNS. Due from affiliate of approximately $217,000 represents the current income tax receivable at December 31, 2014. Due to affiliate of approximately $436,000 includes approximately $432,000 due to CNS for deferred income tax payable and approximately $4,000 for allocated overhead expenses. Due to parent includes approximately $215,000 payable to the Parent for certain expenses paid by the Parent on the Company's behalf.

The Company, as a single member limited liability company, is a disregarded entity for income tax purposes. As a disregarded entity, the results of operations of the Company are included in the consolidated federal, state, and local income tax returns filed by CNS. The Company's allocated income tax from CNS was calculated as if the Company filed on a separate return basis, using the Company's estimated combined federal, state and local statutory tax rates. CNS charges or credits the Company for its contribution to the taxable income of the filing entity.

6. SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 23, 2015, the date the statement of financial condition were issued. The Company determined that there were no subsequent events that required disclosure and/or adjustment.